Mutual Fund Series Trust

17605 Wright Street

Omaha, NE 68130

August 1, 2018

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Mutual Fund Series Trust (CIK No. 0001355064) Request for Withdrawal of Registration Statement Filed on Form N-14

Dear Sir or Madam:

Mutual Fund Series Trust (the “Trust”) has determined that the Form N-14 filed on its behalf on July 26, 2018 (accession number SEC Accession No. 0001580642-18-003519, File No. 333-226360) was filed in error and incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Form N-14 be withdrawn. No securities have been sold in connection with this Form N-14. Please direct any questions concerning this letter to me at (631) 629-4237 or Philip Sineneng at Thompson Hine LLP, counsel to the Trust at (614) 469-3217.

Very truly yours,
/s/ Jennifer A. Bailey
Jennifer A. Bailey, Esq.
Secretary, Mutual Fund Series Trust